                                    FORM 6-K




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                For March 3, 2003




                            PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                 VANCOUVER, B.C.
                                     V6C 2T6






Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F          Form 40-F   X
                                -----              ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes               No   X
                               -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

No.             Document
---             --------

1. Material Change Report under Section 85(1) of the Securities Act (British Columbia) dated February 20, 2003.

2.              Press Release dated February 20, 2003.

3. Material Change Report under Section 85(1) of the Securities Act (British Columbia) dated February 20, 2003.

4.              Press Release dated February 20, 20003

                                                                      Document 1

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.


                                 BC FORM 53-901F
                              (PREVIOUSLY FORM 27)

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION


ITEM 1.     REPORTING ISSUER

            Pan American Silver Corp. (the "COMPANY")
            1500 - 625 Howe Street
            Vancouver, BC V6E 2T6

ITEM 2.     DATE OF MATERIAL CHANGE

            February 20, 2003

ITEM 3.     PRESS RELEASE

            A press release was issued by the Company on February 20, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            The Company announced its silver production for calendar 2002. The Company operates four wholly owned primary silver mines that produced a total of 7.8 million ounces of silver in 2002, up 12 percent from 2001. Total cash costs for consolidated production were U.S.$4.16 per ounce of silver in 2002, compared with U.S.$4.36 in 2001. The Company also produced 39,081 tonnes of zinc and 20,790 tonnes of lead.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            On February 20, 2003, the Company announced its silver production for calendar 2002. The Company operates four wholly owned primary silver mines that produced a total of 7.8 million ounces of silver in 2002, up 12 percent from 2001. Total cash costs for consolidated production were U.S.$4.16 per ounce of silver in 2002, compared with U.S.$4.36 in 2001. The Company also produces by-product metals, including 39,081 tonnes of zinc and 20,790 tonnes of lead in 2002.

            The Company's Huaron mine in Peru, which the Company opened in mid-2001, yielded 4.5 million ounces of silver at a total cash cost of U.S.$3.66 per ounce, net of by-product credits. By-product credits were depressed because of the record low zinc price during 2002 (U.S.35 cents per pound). The mine's performance in 2002 was due in part to a wide zone of mineralization discovered early in the year. At year-end, mill throughput was increased by about 10 percent.

            Silver production was scaled back in 2002 at the company's Quiruvilca mine in Peru to 2.5 million ounces at a total cash cost of U.S.$5.15 per ounce of silver, net of by-product credits. The Company continues to review available options to reduce the Quiruvilca mine's continuing losses, including closure. To offset the negative impact of continued low zinc prices, the Company has hedged approximately one half of its projected 2003 zinc production from Quiruvilca by selling forward approximately 9,000 tonnes of zinc at an average price of U.S.38 cents per pound. The carrying value of Quiruvilca was written down by U.S.$15.13 million in the third quarter, and a reclamation accrual will be taken in the fourth quarter.

            In November, the Company acquired a small but profitable silver operation in central Peru. In 2002, this operation produced 101,459 ounces of silver at a cash cost of U.S.$1.50 per ounce.

            In Mexico, the La Colorada mine continued to operate at a small scale, producing 626,035 ounces of silver. A major mine expansion began in July, which will increase production to an average of 3.8 million ounces annually at an estimated total cash cost of U.S.$2.65 when it is completed in July 2003. Construction to date is on schedule and within its U.S.$20 million budget. Remaining costs will be largely funded from a U.S.$10 million loan from the International Finance Corporation, a member of the World Bank Group.

            In Bolivia, the Company's San Vicente project produced about 1.1 million ounces of silver under a short-term toll- milling agreement with a Bolivian company. The Company is considering advancing the property towards a feasibility study later in 2003.

            In Russia, the Dukat mine reportedly began producing in December, but no silver sales have yet been made and operations information is not yet available.

ITEM 6.     RELIANCE ON SECTION 85(2) OF THE ACT

            This report is not being filed on a confidential basis.

ITEM 7.     OMITTED INFORMATION

            There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.     SENIOR OFFICERS

            For Further information, please contact:

            Name:           Robert Pirooz
            Office:         Vice President, Legal Affairs
            Telephone:      (604) 684-1175

ITEM 9.     STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.



            DATED at Vancouver, British Columbia, this 27th day of February,
            2003.



                                        (signed) Gordon Jang
                                        ----------------------------------------
                                        Signature of a senior officer of the
                                        reporting issuer

                                        Gordon Jang, Controller and
                                        Corporate Secretary
                                        ----------------------------------------

                                                                      Document 2

                                                [PAN AMERICAN SILVER CORP.-LOGO]

[LOGO]


                                  NEWS RELEASE

February 20, 2003

           PAN AMERICAN SILVER CORP. - 2002 YEAR END OPERATIONS UPDATE


Vancouver, British Columbia...Pan American Silver Corp's (Nasdaq - PAAS; TSX -
PAA) silver production reached a record level in 2002. Pan American now operates four wholly owned primary silver mines that produced a total of 7.8 million ounces of silver in 2002, up 12 percent from that of 2001. Total cash costs for consolidated production were $4.16 per ounce of silver in 2002, compared with $4.36 in 2001. Pan American also produced a record amount of by-product metals in 2002, including 39,081 tonnes of zinc and 20,790 tonnes of lead. Silver production for 2003 is forecast to rise to 10.3 million ounces.

The best producer of Pan American's operations in 2002 was the Huaron mine in Peru, which Pan American opened in mid-2001. Huaron yielded 4.5 million ounces of silver at a total cash cost of $3.66 per ounce, net of by-product credits. By-product credits were depressed because of the record low zinc price during 2002 (35 cents per pound). The mine turned in an outstanding performance in 2002, due in part to a wide zone of mineralization discovered early in the year. At year-end, mill throughput was increased by about 10 percent and silver production for 2003 is forecast to increase to 4.9 million ounces.

The Company's Quiruvilca mine in Peru continues to struggle against low metal prices, especially since the veins being mined become more zinc-rich with depth. Silver production in 2002 was scaled back further to 2.5 million ounces at a total cash cost of $5.15 per ounce of silver, net of by-product credits. The Company continues to review available options to reduce the mine's continuing losses, including closure. To offset the negative impact of continued low zinc prices, the Company has hedged approximately one half of its projected 2003 zinc production from Quiruvilca by selling forward approximately 9,000 tonnes of zinc at an average price of 38 cents per pound. The carrying value of Quiruvilca was written down by $15.13 million in the third quarter, and a reclamation accrual will be taken in the fourth quarter. On a positive note, Pan American's two gold assets adjacent to Quriuvilca are under active exploration by Barrick Gold following Barrick's announcement of a 7.6 million ounce gold discovery at the nearby Alto Chicama property.

In November, Pan American acquired a small but profitable silver operation in central Peru and estimates annual production of about 0.54 million ounces annually at an average total cash cost of about $1.65 per ounce over a 10-year period. In 2002, this operation produced 101,459 ounces of silver at a cash cost of $1.50 per ounce.

In Mexico, the La Colorada mine continued to operate at a small scale, producing 626,035 ounces of silver. A major mine expansion began in July, which will increase production to an average of 3.8 million ounces annually at an estimated total cash cost of $2.65 when it is completed in July 2003. La Colorada is expected to be Pan American's most profitable and



               1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6,
                        TEL 604.684.1175 FAX 604.684.0147
                            WWW.PANAMERICANSILVER.COM
purest silver mine, with over 90 percent of its value derived from silver sales. Construction to date is on schedule and within its $20 million budget. Remaining costs will be largely funded from a $10 million loan from the International Finance Corporation, a member of the World Bank Group.

Pan American advanced three development projects during 2002. In June, the Company agreed to acquire Corner Bay Silver via a share exchange, and this is scheduled to close on February 20. Corner Bay's main asset is the 100 million ounce Alamo Dorado silver property in Mexico. Alamo Dorado is nearly ready for development as a new open pit silver mine capable of producing about 6 million ounces of silver per year over an 8 year mine life at an estimated total cash cost of $3.25 per ounce.

In Bolivia, Pan American's San Vicente project produced about 1.1 million ounces of silver under a short-term toll-milling agreement with a Bolivian company. Pan American is considering advancing the property towards a feasibility study later in 2003. In Russia, the Dukat mine reportedly began producing in December, but no silver sales have yet been made and operations information is not yet available. Finally, in Argentina, Pan American's 50 percent owned Manantial Espejo project returned excellent high grade silver-gold results in a further 6,000-meter drilling program targeted on the wide veins on the property. Plans for 2003 are to progress the property towards a feasibility study through underground development and additional drilling.

Pan American's Chairman and CEO Ross Beaty, said "Our focus in 2002 was on building our silver production base so we can fully deliver to our shareholders superior leverage to higher silver prices, both in terms of capital assets and immediate revenue. We fully delivered on this objective and we also set the stage for tremendous further growth in the near future. I really look forward to continuing these efforts in 2003, with our outstanding pipeline of primary silver development projects."

Pan American will announce its financial results for the year on March 10 and will discuss them in a conference call to be held on March 11. Details of the conference call will be announced in late February.




                                     - End -

Ross J. Beaty, Chairman and C.E.O. or Rosie Moore, VP Corporate Relations 604-684-1175


CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

                                                                      Document 3

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.


                                 BC FORM 53-901F
                              (PREVIOUSLY FORM 27)

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION


ITEM 1.     REPORTING ISSUER

            Pan American Silver Corp. (the "COMPANY")
            1500 - 625 Howe Street
            Vancouver, BC V6E 2T6

ITEM 2.     DATE OF MATERIAL CHANGE

            February 20, 2003

ITEM 3.     PRESS RELEASE

            A press release was issued by the Company on February 20, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            The Company completed its merger with Corner Bay Silver Inc. ("CORNER BAY") pursuant to a plan of arrangement under the Canada Business Corporations Act, which was approved by shareholders of both companies in early September 2002. Under the terms of the plan of arrangement, the Company acquired all of the issued and outstanding shares of Corner Bay.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            On February 20, 2003, the Company completed its merger with Corner Bay pursuant to a plan of arrangement under the Canada Business Corporations Act, which was approved by shareholders of both companies in early September 2002.

            Under the terms of the plan of arrangement, the Company has acquired all of the issued and outstanding shares of Corner Bay. Each Corner Bay share has been exchanged for 0.3846 common shares of the Company plus 0.1923 warrants of the Company, resulting in the issuance of a total of 7,636,659 common shares and 3,818,330 warrants of the Company. Each whole warrant will allow the holder to purchase one common share of the Company for a price of Cdn.$12.00 at any time over a five-year exercise period. The TSX has conditionally approved the listing of the Company warrants under the symbol PAA.WT. The listing is subject to the Company fulfilling all of the requirements of the

            TSX as soon as practicable, including the distribution of the Company warrants to a minimum number of warrant holders.

ITEM 6.     RELIANCE ON SECTION 85(2) OF THE ACT

            This report is not being filed on a confidential basis.

ITEM 7.     OMITTED INFORMATION

            There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.     SENIOR OFFICERS

            For Further information, please contact:

            Name:            Robert Pirooz
            Office:          Vice President, Legal Affairs
            Telephone:       (604) 684-1175

ITEM 9.     STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.



            DATED at Vancouver, British Columbia, this 27th day of February,
            2003.



                                        (signed) Gordon Jang
                                        ----------------------------------------
                                        Signature of a senior officer of the
                                        reporting issuer

                                        Gordon Jang, Controller and
                                        Corporate Secretary
                                        ----------------------------------------

                                                                      Document 4

                                                           [PAN AMERICAN - LOGO]
                                                              [CB SILVER - LOGO]

[LOGO]


February 20, 2003


                                  NEWS RELEASE

                   PAN AMERICAN AND CORNER BAY COMPLETE MERGER

Vancouver, British Columbia... Pan American Silver Corp. (Nasdaq: PAAS; TSX:
PAA) and Corner Bay Silver Inc. (TSX: BAY) are pleased to announce that they have today completed their merger, which was approved by shareholders of both companies in early September 2002.

The transaction combines Pan American's silver production and operational experience with Corner Bay's Alamo Dorado silver-gold deposit. The Alamo Dorado deposit was a grass roots exploration discovery made by Corner Bay in 1997 in Sonora State, Mexico. Corner Bay holds a 100% interest, with no royalties, in this project.

Mineral reserves on the Alamo Dorado deposit (calculated at per ounce prices of US$4.60 silver and US$300 gold) include proven reserves of 23.36 million tonnes of ore grading 71 grams of silver per tonne and 0.27 grams of gold per tonne and probable reserves of 12.14 million tonnes of ore grading 60 grams of silver per tonne and 0.24 grams of gold per tonne (Qualified person - Mintec, Inc., July
2002), containing approximately 77 million ounces of silver and 297,000 ounces of gold. The Alamo Dorado Project is located in the western foothills of the Sierra Madres mountain range and occupies a ridge top, making it ideal for low strip ratio, open pit mining.

Under the terms of a plan of arrangement, Pan American has acquired all of the issued and outstanding shares of Corner Bay. Each Corner Bay share has been exchanged for 0.3846 common shares of Pan American plus 0.1923 Pan American warrants, resulting in the issuance of a total of 7,636,659 Pan American common shares and 3,818,330 Pan American warrants. Each whole warrant will allow the holder to purchase a common share of Pan American for a price of C$12 at any time over a five-year period. The TSX has conditionally approved the listing of the Pan American warrants under the symbol PAA.WT. The listing is subject to Pan American fulfilling all of the requirements of the TSX as soon as practicable, including the distribution of the Pan American warrants to a minimum number of warrant holders.

Corner Bay shareholders who have not yet delivered letters of transmittal and their Corner Bay Share certificates to Computershare Trust Company of Canada, which is acting as depositary in connection with the Arrangement, should contact Computershare by telephone at 1-800-564-6253 or by email at caregistryinfo@computershare.com to obtain a letter of transmittal which will contain instruction on how to surrender their Corner Bay share certificates and receive their Pan American shares and warrants.

                                     - End -

Ross J. Beaty, Chairman of Pan American and Director of Corner Bay or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175.

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's or Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American or Corner Bay are active, labour relations and other risk factors listed from time to time in Pan American's Form 40-F and Corner Bay's Form 20-F.

               910-55 UNIVERSITY AVE, TORONTO, ON CANADA M5J 2H7
                       TEL 416.368.6240 FAX 416.368.7141
                            WWW.CORNERBAYSILVER.COM
               1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
                       TEL 604.684.1175 FAX 604.684.0147
                            WWW.PANAMERICANSILVER.COM

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PAN AMERICAN SILVER CORP.



Date: March 3, 2003                     By: /s/ ROBERT PIROOZ
                                                --------------------------------
                                                Robert Pirooz,
                                                Vice President, Legal Affairs